Laboratory Corporation of America -Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171
FOR IMMEDIATE RELEASE

Contact:  336-436-4855            Shareholder Direct:   800-LAB-0401
          Pamela Sherry                                 www.labcorp.com

 LABCORP-REGISTERED TRADEMARK- INTRODUCES HIV GENOSURE-
TRADE MARK-
A NEW HIV GENOTYPIC RESISTANCE ASSAY


Burlington, NC, December 12, 2000 - Laboratory Corporation of America-REGISTERED TRADEMARK- Holdings (LabCorp-
REGISTERED TRADEMARK-) (NYSE: LH) today announced the introduction HIV GENOSURE-TRADE MARK- , a new HIV genotypic resistance assay, to its portfolio of HIV resistance testing services. This latest offering from LabCorp, called HIV GENOSURE- TRADE MARK- is designed to yield a more sensitive assay at low viral load levels, improve the turnaround time for results, and provide a more user friendly, single page report. These attributes of HIV
GENOSURE-TRADE MARK- will aid physicians in providing better and faster patient care.

Developed using the company's database of over 40,000 genotypic and phenotypic specimens, HIV GENOSURE-TRADE
MARK- allowed LabCorp to create a proprietary mutational cluster analysis (MCA) software program to interpret genotypic results providing an easily readable
"sensitive", "resistance possible" and "resistant" interpretation for each antiviral drug. HIV GENOSURE-TRADE
MARK- was developed as a LabCorp in-house initiative to improve the current resistance testing available to HIV patients. As compared to other HIV genotypic resistance tests currently available, HIV GENOSURE-TRADE MARK- has improved: the sensitivity at low viral load levels, the turn around time for results, and the completeness of the patient report by providing delineation of mutations identified per antiviral drug.

LabCorp was one of the first laboratories to offer innovative HIV resistance testing to physicians in the United States, and is a leader in terms of experience and expertise in this field. Additionally, LabCorp now provides more options for ordering genotype analysis: an HIV genotyping test with MCA interpretation (HIV GENOSURE-
TRADE MARK-) or a genotyping test plus a predictive phenotype result using a correlation database
(HIV GENOSURE-TRADE MARK- Plus). Besides these genotype offerings, LabCorp will continue to provide phenotype testing through its existing corporate partnerships. This will allow physicians to choose the most appropriate resistance test for their patients when they utilize
LabCorp as their reference lab.

"As one of the largest providers of HIV testing services in the United States, we are committed to advancing the state of the art in genotypic resistance testing," said
Myla P. Lai-Goldman, M.D., executive vice president, chief scientific officer and medical director at LabCorp. "The introduction of HIV GENOSURE-TRADE MARK- will give physicians and patients improved resistance testing options."

Laboratory Corporation of America-REGISTERED TRADEMARK-
Holdings (LabCorp-REGISTERED TRADE MARK-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and
Pathology, in Research Triangle Park (RTP), North
Carolina, develops applications for polymerase chain reaction (PCR) technology, and National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents. Its Center for Occupational
Testing in RTP is one of the world's largest substance abuse testing facilities, and the Center for Esoteric
Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network.
LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.

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